April 14, 2011

Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tracey McKoy

Dear Ms. McKoy
Please accept this letter as our response to your letter of comment, dated March 7, 2011. Your letter contained three comments and this letter is intended to respond to the second comment, which is the remaining comment.

  The requested changes have been incorporated in the amended filing.
I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,
/s/ Atsushi Maki
Atsushi Maki
Chairman & Chief Executive Officer